Exhibit 18.1

January 8, 2014

Board of Directors
Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350
Portland, Oregon 97201

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended November 30, 2013. Note 4 therein describes a change in accounting principle related to the timing of the Company’s annual goodwill impairment test from February 28 to July 1, which is considered a change in accounting principle. It should be understood that the preferability of one acceptable method of accounting over another for selecting the annual goodwill impairment test date has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to August 31, 2013. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Portland, Oregon